(logo) Fidelity Investments®|||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||\\\\	Fidelity Pricing & Cash Management Services 82 Devonshire Street Boston MA 02109-3614 617 563 7000

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Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Christian Sandoe

RE:

Fidelity Advisor Series VII (the trust):

Fidelity Advisor Biotechnology Fund
Fidelity Advisor Consumer Industries Fund
Fidelity Advisor Cyclical Industries Fund
Fidelity Advisor Developing Communications Fund
Fidelity Advisor Electronics Fund
Fidelity Advisor Financial Services Fund
Fidelity Advisor Health Care Fund
Fidelity Advisor Natural Resources Fund
Fidelity Advisor Real Estate Fund
Fidelity Advisor Technology Fund
Fidelity Advisor Telecommunications & Utilities Growth Fund (the funds)

File No. (811-03010)

Ladies and Gentlemen:

On behalf of the above referenced funds, transmitted herewith for filing pursuant to Rule 14a-6(a) of Regulation 14A under the Securities Exchange Act of 1934 is a preliminary copy of the Notice, Proxy Statement, and Forms of Proxy to be sent to shareholders of the funds in connection with a Special Meeting of Shareholders of the funds to be held on September 20, 2006. Pursuant to Rule 14a-3(c), the required informational copy of each fund's Annual Report for the fiscal period ended July 31, 2005 has been previously furnished to the commission.

We anticipate mailing definitive proxy materials to shareholders on or about July 24, 2006, and in order to allow sufficient time to meet this schedule, we would greatly appreciate receiving comments (if any) from the Staff no later than June 26, 2006.

The proposals for consideration by shareholders are as follows. To facilitate the Staff's review of this filing, we make the following representations concerning disclosure for the proxy proposals included herein:

1. To elect a Board of Trustees.

This proposal is a routine item. This proposal is substantially similar to that contained in the proxy statement for Fidelity Union Street Trust II (811-06452) filed on May 19, 2006. We do not believe that this proposal requires review.

2A.-5B., 6B, 6C. To modify the fundamental "invests primarily" and concentration policies of Fidelity Advisor Consumer Industries Fund, Fidelity Advisor Cyclical Industries Fund, Fidelity Advisor Telecommunications & Utilities Growth Fund, Fidelity Advisor Developing Communications Fund, and Fidelity Advisor Natural Resources Fund.

These proposals ask for shareholder approval to modify certain fundamental policies of the above funds. The primary purpose of these proposals is to facilitate positioning of the funds to focus on a specific market sector or industry.

6A. To modify the fundamental investment objective of Fidelity Advisor Natural Resources Fund.

This proposal asks for shareholder approval to modify the fundamental investment objective. The primary purpose of the proposal is to facilitate positioning the fund to focus on the energy sector and to make the fund's investment objective more consistent with the objectives of the other Focus Funds, each of which seek capital appreciation within its sector or industry guidelines.

Please contact Diane Woodward at (617) 563-0580 with any questions or comments relating to this filing.

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/s/ Tiffany D. Amado
Tiffany D. Amado
Legal Product Group